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                              September 8, 2023

       Changlin Liang
       Director and Chief Executive Officer
       Dingdong (Cayman) Ltd
       Building 1, 56 Fanchang Road
       Shanghai, 20120
       People   s Republic of China

                                                        Re: Dingdong (Cayman)
Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 22,
2023
                                                            File No. 001-40533

       Dear Changlin Liang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Introduction, page 1

   1. We note that you have excluded Hong Kong and Macau from your definition of "China,"
                                                        yet it appears that you
have a Hong Kong subsidiary. Revise to clarify that the    legal and
                                                        operational    risks
associated with operating in China also apply to operations in Hong
                                                        Kong/Macau. This
disclosure could appear in the definition itself or in an appropriate discussion of legal and
operational risks.
   2. Revise to discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as
the related risks and consequences. Disclose how regulatory actions related to data
security or anti-monopoly concerns in Hong Kong/Macau have or may
                                                        impact the company   s
ability to conduct its business, accept foreign investment or list on a
                                                        U.S./foreign exchange.
Include risk factor disclosure explaining whether there are
 Changlin Liang
FirstName LastNameChanglin  Liang
Dingdong (Cayman)  Ltd
Comapany 8,
September NameDingdong
             2023        (Cayman) Ltd
September
Page 2    8, 2023 Page 2
FirstName LastName
         laws/regulations in Hong Kong/Macau that result in oversight over data security, how this
         oversight impacts the company   s business and the offering, and to
what extent the
         company believes that it is compliant with the regulations or policies that have been issued.
Item 3. Key Information
Our Corporate Structure, page 4

3. Please disclose prominently that you are not a Chinese operating company and that your holding company structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
4.       Include a diagram of the company   s corporate structure, identifying
the person or entity
         that owns the equity in each depicted entity.
The Holding Foreign Companies Accountable Act, page 4

5. Please revise to acknowledge here and elsewhere as appropriate that the Holding Foreign
         Companies Accountable Act was amended by the Consolidated Appropriations Act,
         2023.
Cash Flows through Our Organization, page 5

6. Include the disclosure in this section in Item 5. of your Form 20-F as well.
7. Revise to quantify any dividends or distributions that a subsidiary has made to the holding company. If no transfers have been made, so state. Revise this section to include a cross-
         reference to the consolidated financial statements.
8. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.
9. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to
 Changlin Liang
Dingdong (Cayman) Ltd
September 8, 2023
Page 3
         regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
Permissions Required from the PRC Authorities for Our Operations, page 5

10. Please revise to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. The disclosure here should not be qualified by materiality. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
11. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Where you state that you are not subject to CAC and CSRC approval, explain why that is the case and the basis on which you made that determination.
D. Risk Factors
Summary of Risk Factors, page 6

12. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in China
poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted
FirstName LastNameChanglin Liang
       overseas and/or foreign investment in China-based issuers could significantly limit or
Comapany   NameDingdong
       completely            (Cayman)
                    hinder your           Ltd
                                 ability to offer or continue to offer
securities to investors and
       cause
September  8,the
              2023value of3such securities to significantly decline or be worthless.
                     Page
FirstName LastName
 Changlin Liang
FirstName LastNameChanglin  Liang
Dingdong (Cayman)  Ltd
Comapany 8,
September NameDingdong
             2023        (Cayman) Ltd
September
Page 4    8, 2023 Page 4
FirstName LastName
Our business is subject to complex and evolving laws and regulations regarding privacy and data protection..., page 16

13. Revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
The PCAOB had historically been unable to inspect our auditor..., page 27

14. We note your disclosure that your shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the
         United States if you are identified as a Commission-Identified Issuer for two consecutive years in the future. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The disclosure should recognize that the PCAOB can
         restart its    inspection clock    if circumstances change and it no
longer believes that it can
         inspect China and Hong Kong-based auditors.
Certain judgments obtained against us by our shareholders may not be enforceable, page 42

15. Revise this risk factor to identify any directors, officers or members of senior management located in the PRC/Hong Kong and address the challenges of bringing actions and enforcing judgments or liabilities against such individuals. Also, please include a separate
         "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the
         United States.
Item 5. Operating and Financial Review and Prospects
Results of Operations, Year Ended December 31, 2022 Compared to Year Ended December 31,
2021, page 86

16. Please quantify factors primarily responsible for changes. When a change is attributable to more than one factor, please quantify each material component. For example, we note your discussion of operating costs and expenses and other operating loss, net identifies underlying factors, often more than one, that caused changes in the various line items without quantification. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350.
Item 15. Controls and Procedures, page 124

17. You concluded your internal controls over financial reporting were effective. Please tell us how you arrived at such a determination given your disclosure controls and procedures were not effective. Refer to SEC Release No. 33-8238.
18. Please disclose the framework used by management to evaluate the effectiveness of
 Changlin Liang
FirstName LastNameChanglin  Liang
Dingdong (Cayman)  Ltd
Comapany 8,
September NameDingdong
             2023        (Cayman) Ltd
September
Page 5    8, 2023 Page 5
FirstName LastName
         internal control over financial reporting as required by Item 15(b)(2) of Form 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 127

19. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
20. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
21. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
Item 18. Financial Statements, page 128

22. We note your disclosure that "The consolidated financial statements of Dingdong
         (Cayman) Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report," yet it does not appear that your organizational structure involves any VIEs. Please revise to clarify.
Exhibits 12.1 and 12.2, page 129

23. Your certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please revise to include certifications conforming to the language as set forth in Item 19 of Form 20-F.
Consolidated Financial Statements
Note 2. Summary of Principal Accounting Policies
Revenue Recognition, page F-15
 Changlin Liang
Dingdong (Cayman) Ltd
September 8, 2023
Page 6
24. You state that revenue is not recognized for breakage or forfeiture of unused balances in prepaid cards as they do not expire. Please tell us how your accounting complies with
         ASC 606-10-55-48.
Note 3. Revenue from contracts with customers, page F-22

25. We note you separately presented revenues for products and services on the income statement in accordance with Regulation S-X Rule 5-03(b). Please explain how you considered further disaggregating your revenues in accordance with ASC 606-10-50-5.
         For instance, explain whether you considered disaggregation by product categories including fresh groceries, prepared food or private label products.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Thompson at 202-551-3737 or Dan Morris at 202-551-3314 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Taylor Beech at 202-551-4515 or Cara
Wirth at 202-551-7127 with any other questions.



FirstName LastNameChanglin Liang                              Sincerely,
Comapany NameDingdong (Cayman) Ltd
                                                              Division of
Corporation Finance
September 8, 2023 Page 6                                      Office of Trade &
Services
FirstName LastName